EXHIBIT 21

Jurisdiction of
Name	Incorporation

Analogic Limited	Massachusetts
Analogic Foreign Sales Corporation	U. S. Virgin Islands
Analogic Securities Corporation	Massachusetts
Anadventure II Corporation	Massachusetts
Anadventure 3 Corporation	Massachusetts
Anadventure Delaware Corporation	Delaware
Anatel Communications Corporation	Massachusetts
ANRAD Corporation	Province of Nova Scotia
B-K Medical Systems A/S	Denmark
Camtronics Foreign Sales Corporation	U. S. Virgin Islands
Camtronics, Ltd.	Wisconsin
International Security Systems Corporation	Massachusetts
SKY COMPUTERS, Incorporated	Massachusetts
SKY Limited	England